Exhibit 99.1

Baijiayun Group Ltd Announces Change in Nasdaq Ticker Symbol to “RTC” Post Completion of Merger

BEIJING, Dec. 30, 2022 /PR Newswire/ -- Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: FFHL) today announced that it will change its ticker symbol on the Nasdaq Capital Market from “FFHL” to “RTC.” Trading under the new ticker symbol will begin at market opening on Friday, December 30, 2022.

Baijiayun announced the successful completion of the merger transaction (the “Transaction”) between Baijiayun Limited and Fuwei Films (Holdings) Co., Ltd. (“Fuwei Films”) and the appointment of a new board and management team on December 23, 2022. The Transaction was previously announced on July 19, 2022, and subsequently approved by the shareholders of Fuwei Films at an extraordinary general meeting held on September 24, 2022.

Mr. Gangjiang Li, chairman of the board and chief executive officer of the Company and founder of Baijiayun Limited, commented, “We are very excited to have our Company start trading under the new ticker ‘RTC’ on the Nasdaq today. With only five years of development, Baijiayun has rapidly grown to become one of the top players in the billion-dollar video cloud industry in China. As an integrated video-centric technology solution provider with advanced self-developed video technologies, Baijiayun will continue to expand our product portfolio spanning over Video SaaS/PaaS, Video Cloud and Software and Video AI and System Solutions with a view to achieving further breakthroughs.”

No action is required by the existing shareholders of Fuwei Films with respect to the ticker symbol change. The Company’s Class A ordinary shares will continue to be listed on the Nasdaq and the CUSIP will be updated to G0704V 103.

About Baijiayun Group Ltd

Baijiayun is a video-centric technology solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since the inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun is catered to the evolving communications and collaboration needs of enterprises of all sizes and industries, which makes Baijiayun a one-stop video-centric technology solution provider.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will, ” “expect, ” “believe, ” “estimate, ” “intend, ” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents that the Company has filed or furnished, or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Investor / Media Contact:

Crocker Coulson

CEO, AUM Media, Inc.

(646) 652 7185

crocker.coulson@aummedia.org

Company Contact:

Yong Fang

CFO, Baijiayun Group Ltd

(267)-939-5080

fangyong@baijiayun.com